

Mail Stop 3561

March 6, 2009

<u>Via U.S. Mail and Facsimile</u>

Steve Adelstein
Chairman, President, Secretary and Treasurer
TheWebDigest Corp.
5100 West Copans Road, Suite 710
Margate, Florida 33063

>   **Re: TheWebDigest Corp.**
>   **Amendment No. 7 to Form S-1**
>   **Filed February 25, 2009**
>   **File No. 333-151485**

Dear Mr. Adelstein:

We have reviewed your responses to the comments in our letter dated February 10, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>General</u>

1. The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

<u>Cover Page</u>

2. We note your response to prior comment 1. Please revise the cover page to clearly disclose that you do not intend to contact potential market makers for the OTC Bulletin Board until after the effectiveness date granted by the SEC. In addition, please clearly disclose that there can be no assurance that you will find a market maker and no assurance that you will be approved for listing on the OTC Bulletin Board.

<u>About Us, page 2</u>

3. We note your response to prior comment 2. Please revise the second sentence of the first paragraph under this heading to state, if accurate, that you intend to develop and market web portals, and sell sponsorships rights to the web portals through various marketing and advertising procurement channels. Revise throughout your filing for consistency.

4. Please delete the third and forth sentences in the first paragraph under this heading as they are duplicative. Similarly, please delete the second paragraph on page 31 which repeats verbatim disclosure in the second paragraph on page 32. Please note that we believe that unnecessarily repetitive disclosure is not helpful to investors.

5. Explain your business rationale and the potential benefits and drawbacks of limiting sponsorship of each web portal to five sponsors. Also, please provide additional detail and clarity regarding the rotating sponsorship banners to be displayed on your web portals, including the content and type of information you anticipate displaying in each banner. Please disclose whether your company will design the banner or whether each sponsor will provide its own banner. Please make similar revisions to your Our Business section.

6. We note your response to prior comment 3. Please provide more detail and clarity regarding the type of data you intend to post on the web portals. For example, do you anticipate that your intended audience will primarily be seeking medical information or information about consumer products? We also note your statement that your web portals will contain data that is indirectly related to the subject matter of the web portal. Please provide examples of such data. Similarly revise your Our Business section.

7. Refer to the final sentence on page 2. Your disclosure suggests that because you are not selling any products directly to your audience, you will be able to build a reputation as an impartial source of information. Please revise to discuss whether the fact that you will be sustained by paid sponsorships might adversely affect your ability to remain impartial and/or the public's perception of your impartiality.

8. We note your response to prior comment 4. Please revise to discuss the process which your independent contractor will use to obtain the proper approvals from third parties to display information on your web portals. Provide more detail and clarity about the "defined checklist" you will use to double check your independent contractor's approval process. Also, please revise to provide additional discussion regarding your random testing of the written permissions for

copyright and publisher approvals, including how often the tests will occur and the percentage of web content that will be tested. Similarly revise your Our Business section.

9. Please clarify whether the web portals will contain non-copyrighted content.

10. We note your response to prior comment 6. Please provide support for your claim that potential copyright infringement lawsuits are impacted by whether the defendant acted in good faith and did not benefit directly from product sales or endorsements resulting from the infringement. In your response, please:

- explain why you believe you are not benefiting directly from sponsorship sales which may result from infringed information being posted on your web portal; and

- explain why you believe that damages for infringement would be measured by the financial benefit to you, rather than by the financial harm to the intellectual property holder.

TheWebDigest Corp. Uses Independent Contractors To Obtain . . . ., page 10

11. We note your response to prior comment 7. Please revise this risk factor to provide more detail and clarity regarding the potential legal and financial consequences in the event copyrighted information is posted on your web portals without proper approval.

Management's Discussion and Analysis or Plan of Operation, page 21

12. We note your response to prior comment 9. Please explain what you mean by "soft goods" and "conventional media exposure." In addition, please revise to disclose to investors how "pay-per-click" marketing works.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and

- the company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or
  any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: Fax: (954) 974-5720